China Cord Blood Corporation Announces Completion of Warrant Exchange

Successfully Removes 13.0 Million Warrants from Capital Structure

HONG KONG, China, December 13, - China Cord Blood Corporation (NYSE: CO) (“CCBC” or “the Company”), the first and largest cord blood banking operator in China, today announced the completion of its previously announced warrant exchange offer, which allowed warrant holders to receive one ordinary share for every eight warrants outstanding.  The Company issued 1,627,518 ordinary shares, equivalent to 2.2% of shares outstanding as of December 10, 2010, in exchange for 13,020,236 warrants.  Investors participating in the warrant exchange offer are subject to a 45-day lock up period with regard to ordinary shares acquired in the exchange offer.

Ms. Ting Zheng, Chairperson and CEO of China Cord Blood Corporation commented, “We believe shareholders will appreciate our simplified capital structure.  With no further dilution, shareholders will fully enjoy the benefits of our operational accomplishments and robust growth, even on a per share basis.  With all the stakeholders’ interests now fully aligned, we will continue to expand our dominance within the China market, as well as the Asia Pacific region, to better capitalize on emerging opportunities.”

Immediately after giving effect to the warrant exchange, China Cord Blood Corporation will have 75,406,868 ordinary shares issued and outstanding, and any remaining warrants outstanding that are not exercised will expire at 5:00 p.m. U.S. Eastern Time on the date of this press release.

About China Cord Blood Corporation
China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses.  Under the current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Important Additional Information
This press release and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company.

For more information, please contact:
China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6583-7510